See
       e.g.




See
  or lower
                  or higher

                              i.e.




e.g.
            See




                   See


                                 e.g.
                           e.g.




repurchase pricing date
                See




       market value

e.g.
       See




See
                         solely

                principally



      See




See Investment Company Act Release No. 10666 (Apr. 18, 1979).